UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

05003946

February 7, 2005

David E. Johnston
Attorney-at-Law
Poyner & Spruill LLP
One Wachovia Center
301 South College Street
Suite 2300
Charlotte, NC 28202

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2005

Re: LSB Bancshares, Inc.
Incoming letter dated December 22, 2004

Dear Mr. Johnston:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to LSB by John K. Moore. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John K. Moore
200 Providence Road
Post Office Box 35261
Charlotte, NC 28235

POYNER & SPRUILL LLP
ATTORNEYS-AT-LAW

David E. Johnston
Attorney-at-Law

Direct Dial: 704.342.5306
djohnston@poynerspruill.com

www.poynerspruill.com

Other offices: Raleigh, Rocky Mount

December 22, 2004

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: LSB Bancshares, Inc. – Omission of Shareholder Proposal Submitted by John K. Moore

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, LSB Bancshares, Inc. ("LSB"), in connection with a shareholder proposal (the "Proposal") submitted by John K. Moore (the "Proponent") for inclusion in LSB's proxy statement and form of proxy for LSB's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). A copy of the Proposal and the statement in support thereof (the "Supporting Statement") is attached as Exhibit A. We are filing this letter on LSB's behalf, pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to inform the Securities and Exchange Commission (the "Commission") of LSB's intent to omit the Proposal from the 2005 Proxy Materials for the reasons set forth below and, in connection therewith, respectfully request confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend to the Commission that enforcement action be taken against LSB in connection with such omission.

In accordance with Rule 14a-8(j), six copies of this letter, including all exhibits, are enclosed, and a copy of this letter is being sent to the Proponent. Please acknowledge receipt of this letter by date stamping the enclosed extra copy of the letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at the above listed number.

The Proposal

On November 18, 2004, LSB received a letter dated November 16, 2004 from the Proponent containing the Proposal and the Supporting Statement for inclusion in the 2005 Proxy Materials. The Proposal urges LSB's board of directors to take the necessary steps to amend LSB's by-laws to require that, subject to any presently existing contractual obligations of LSB, an independent director shall serve as chairman of the board of directors, and that the chairman of the board of directors shall not concurrently serve as the chief executive officer.

Reasons for omission

LSB believes that the Proposal and the Supporting Statement may be omitted from the 2005 Proxy Materials pursuant to any one, or all, of the following grounds for exclusion:

(1) Rule 14a-8(i)(6) because LSB lacks the power and authority to implement the Proposal;

(2) Rule 14a-8(i)(3) because the Proposal is in violation of the Commission's proxy rules;

(3) Rule 14a-8(i)(7) because the Proposal relates to LSB's ordinary business operations; and

(4) Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

(1) LSB lacks the power to implement the Proposal

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The Proposal, if implemented, would require the Chairman of the Board of Directors (the "Chairman of the Board") to always be an "independent" director. (The Proposal does not, however, even define independence, other than stating that the Chairman of the Board cannot also be the chief executive officer (the "CEO")). As described more fully below, LSB does not have the power or authority to implement the Proposal because it cannot ensure that an independent director would (i) be elected to LSB's board of directors by LSB's shareholders, (ii) be elected as the Chairman of the Board by LSB's board of directors; (iii) be willing be to serve as Chairman of the Board and (iv) remain independent at all times while serving as the Chairman of the Board.

This is not a novel issue for the Commission. Within the past twelve months, the Proponent has submitted proposals nearly identical to the Proposal to at least four other corporations, each of which submitted notice to the Commission of its intent to exclude the proposal. The Staff responded granting no-action relief to all four corporations, namely *SouthTrust Corporation* (January 16, 2004), *Bank of America Corporation* (February 24, 2004), *Wachovia Corporation* (February 24, 2004), and *AmSouth Bancorporation* (February 24, 2004). In granting no-action relief, the Staff repeatedly noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." With respect to the Proposal, as indicated below, LSB is similarly situated to the four above named corporations in nearly all respects. In addition, the Staff granted no-action relief with respect to the exclusion of similar proposals to *H.J. Heinz Company* (June 14, 2004)(proposal to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the chairman of the board and the office of the president and the office of the chief executive officer be held by two different individuals) and

Cintas Corporation (August 27, 2004) (proposal to adopt a policy that the chairman of the board will be an independent director who has not previously served as an executive officer of Cintas).

In granting no-action relief to Cintas, the Staff noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal . . ." Interestingly, the Staff refused to grant no-action relief to *The Walt Disney Company* (November 24, 2004) which sought to exclude a similar shareholder proposal on a number of grounds, including Rule 14a–8(i)(6). Although we respectfully disagree with the Staff's decision in Disney, we believe the Proposal differs from the shareholder proposal in Disney in at least one important and decisive way. In Disney, the proposal sought a company policy that the chairman of the board of directors would always be an independent member of Disney's board, "except in rare and explicitly spelled out, extraordinary circumstances." Accordingly, unlike the Proposal LSB received and the other similar shareholder proposals in the no-action letters cited above, and the Staff's specific concern enunciated in Cintas, the proposal in Disney gave the board an opportunity or mechanism to cure a subsequent violation of the standard requested in the proposal. The Proposal to LSB gives the board no such opportunity or mechanism, clearly distinguishing the Proposal from the Disney proposal.

LSB is a North Carolina corporation and is subject to the North Carolina Business Corporations Act, codified at Chapter 55 of the North Carolina General Statutes (the "NC Act"). Pursuant to Section 55-8-03 of the NC Act, LSB's directors are elected by its shareholders. Although vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election at the next shareholders' meeting where directors are elected. Accordingly, LSB's shareholders ultimately determine who serves as LSB's directors.

In order to comply with the Proposal, LSB would be required to ensure that: (i) a sufficient number of independent directors are elected by the shareholders each year to appropriately fill the position of Chairman, as well as positions on the board's Executive Committee, Stock Option and Compensation Committee, Audit Committee, and Corporate Governance and Nominating Committee, the latter three of which are required by the Rules of the National Association of Securities Dealers, Inc. (hereinafter referred to as the "Nasdaq Marketplace Rules") to be comprised entirely of independent directors; (ii) LSB's board of directors would determine to elect one of such "independent" directors as Chairman of the Board; (iii) one of such "independent" directors would be qualified and willing to serve as Chairman of the Board; and (iv) the "independent" director chosen to serve as Chairman of the Board actually remains "independent" at all times while so serving.

LSB cannot be certain that it will be able to find an individual deemed "independent" (in fact, since the Proposal does not even define independence for this purpose, LSB is not even certain as to what standards it should apply), who will have the time and desire to devote to a position as important as Chairman of the Board, who will be elected to the board by the shareholders, who would be willing to serve as LSB's Chairman of the Board, who would be elected to such position by the board of directors, and who would, at all times while so serving, remain "independent". Although LSB could never be certain the foregoing could be achieved, it is even more challenging in the current regulatory environment where it is difficult to find qualified directors, especially for non-Fortune 500 companies.

Because LSB does not control who is elected or retained as a director or who is appointed by the full Board to be the Chairman, LSB cannot ensure that any independent director, even if elected, would consent to serve as the Chairman of the Board and would at all times while so serving remain independent. Accordingly, LSB lacks the power and authority to implement the Proposal. Based on the foregoing, and in light of the consistent position of the Staff on the four prior proposals submitted by the Proponent in the prior twelve months and the other no-action letters cited above, LSB believes it may properly omit the Proposal under Rule 14a-8(i)(6).

(2) The Proposal is in violation of the Commission's proxy rules

Rule 14a-8(i)(3) provides for the exclusion of shareholder proposals when the proposal or supporting statement is contrary to the proxy rules. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would need to be taken to implement the proposal. *See The Proctor & Gamble Company* (October 25, 2002) (affirming the company's omission of a stockholder proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither stockholders nor the company would know how to implement the proposal).

The Proposal makes frequent use of the term "independent director" but fails to define the term anywhere therein. Consequently, if implemented, the Proposal would leave LSB's board of directors, as well as its shareholders, in the position of not knowing who would be eligible to serve as the Chairman of the Board. While the Proposal appears to identify one form of "independence" (i.e., Chairman of the Board and CEO must not be the same individual), there is no additional support provided on what other relationships a director may have that would result in that director not being deemed "independent" for purposes of serving as LSB's Chairman of the Board. The Proposal does not state whether the definition of "independence" under the Nasdaq Marketplace Rules, which LSB has already aggressively implemented, would be applied to LSB under the terms of the Proposal, or whether some other or more constrictive definition would be used. Additionally, the Proposal does not specify whether an "independent" Chairman of the Board would be selected from current members of LSB's board of directors, or whether a new director would have to be appointed to the Board, thereby increasing the size of LSB's board of directors.

Further, contrary to proxy Rule 14a-9, the Proposal and Supporting Statement are materially misleading due to the Proponent's use of terms such as "we believe," "we urge you," and it is "our opinion," thereby implying that there is more than one proponent of the Proposal when, in fact, there is but one proponent. LSB is aware of no other person who shares the Proponent's views that LSB's bylaws should be amended as urged by the Proponent.

For all of the reasons stated above, including the potential for confusion and the materially misleading statements used in the Proposal, LSB believes that the Proposal is so vague, indefinite and materially misleading that it is excludable under Rule 14a-8(i)(3).

(3) The Proposal relates to LSB's ordinary business operations

Rule 14a-8(i)(7) provides that a company may omit a stockholder proposal if it "deals with a matter relating to the company's ordinary business operations." In its 1998 release amending the stockholder proposal rules, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* Exchange Act Release No. 34-40018, at 11 (May 21, 1998). The "ordinary business exclusion" also applies, as explained by the Commission, where the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

In another long line of holdings, the Staff has permitted the omission of proposals concerning requests to seek new management, requests to hire or terminate officers, requests to censure officers, and requests to change the duties of officers, as matters relating to the company's ordinary business operations. *See e.g., UAL Corp* (March 15, 1990) (proposal requesting censure of an executive officer); *Exxon Corporation* (January 26, 1990) (proposal to remove the CEO); *Philadelphia Electric Company* (January 29, 1988) (proposal to terminate the individual serving as chairman and president); *Public Service Company of Colorado* (March 19, 1987) (proposal to seek new leadership in management of the company); and *U.S. Air, Inc.* (February 1, 1980) (proposal to create separate offices for the positions of chairman and president).

LSB has strived to demonstrate to its shareholders that LSB takes seriously its obligations with respect to management oversight and ensuring a strong, independent board of directors. LSB's board of directors has established several separate board committees, including the Executive

Committee, Stock Option and Compensation Committee, Audit Committee, and Corporate Governance and Nominating Committee, each of which is charged with specific oversight responsibilities. As required by Rule 4350(c) of the Nasdaq Marketplace Rules, the Stock Option and Compensation Committee, Audit Committee, and Corporate Governance and Nominating Committee are each staffed entirely by directors who meet the independence standards set forth in the Rule, and LSB believes that it is up to these board committees to determine which policies, practices and procedures to implement.

For all of the above stated reasons, LSB believes that the Proposal is excludable under Rule 14a-8(i)(7) as it deals with a matter relating to the ordinary business operations of LSB.

(4) The Proposal has been substantially implemented

Rule 14a-8(i)(10) permits the omission of stockholder proposals where the proposal has been rendered moot. To be moot, the proposal need not be implemented in full or precisely as presented but, rather, the company's particular policies, practices and procedures must compare favorably with the guidelines of the proposal. *See* Commission Release No. 34-20091, at II.E.6 (August 16, 1983). As discussed in more detail below, LSB believes that its board committee structure as well as its recent corporate governance changes include policies, practices and procedures that have substantially implemented the essential objective of the Proposal, thereby meeting its underlying concerns.

The Staff has consistently taken the position that stockholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See e.g., The Talbots, Inc.* (April 5, 2002) (proposal requesting that the company commit to the implementation of a code of conduct based on United Nations' International Labor Organization human rights standards was excludable from the company's proxy statement because the company had formerly established and implemented similar standards); and *The Gap, Inc.* (March 16, 2001) (proposal requesting that the company's board provide a report on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, and discussed child labor issues with stockholders.)

The essential objective of the Proposal is to ensure accountability of the Chairman of the Board and the CEO of LSB, as the Proposal repeatedly references independent board oversight. LSB's recent corporate governance changes accomplish the essential objective of the Proposal and address the underlying concerns raised in the Supporting Statement.

In 2002, LSB began instituting numerous changes designed to strengthen the independence of its board of directors. LSB has several board committees, including the Executive Committee, Stock Option and Compensation Committee, Audit Committee, and Corporate Governance and Nominating Committee, each of which works toward ensuring the financial and managerial safety and success of LSB. As previously mentioned, the Stock Option and Compensation Committee, Audit Committee, and Corporate Governance and Nominating Committee each consists entirely of directors who meet the standards for independence under the Nasdaq Marketplace Rules, and the Executive Committee consists of all but one director who meets such standards for independence. Specifically, LSB's Corporate Governance and Nominating Committee, which is chaired by and comprised entirely of "independent" directors as defined under the Nasdaq Marketplace Rules, meets at least quarterly to identify the highest caliber of ethical and independent individuals to be considered for nomination for election to LSB's board. Further, after each regularly scheduled meeting of LSB's board of directors, the independent directors meet in executive session chaired by the chair of the Corporate Governance and Nominating Committee.

The Proponent's concern over the accountability of the CEO is further addressed by LSB's two recently revised codes of ethics, one entitled "Code of Business Conduct and Ethics," which applies to all directors, executives, officers, and employees of LSB and the other entitled "Code of Business Conduct and Ethics for CEO and Senior Financial Officers" which applies to LSB's CEO, its chief financial officer, and its principal accounting officers. The Code for CEO and Senior Financial Officers imposes additional and more stringent policies on LSB's CEO and senior financial officers concerning LSB's accounting and financial reporting, including requiring those individuals to bring to the attention of the CEO, CFO or Audit Committee, any material information which could negatively affect LSB, its shareholders or its financial health. In light of the corporate governance changes made in response to the Sarbanes-Oxley Act and the Nasdaq Marketplace Rules, and to avoid potentially creating another highly paid position to be funded out of LSB profits, LSB sees no need to require the separation of the positions of CEO and Chairman of the Board.

LSB believes that the enhanced corporate governance policies, practices and procedures have accomplished the essential objective sought by the Proposal and have addressed the Proponent's underlying concerns. In light of LSB's pre-existing policies and governance committees, including the oversight of management's preparation of LSB's financial statements by LSB's independent Audit Committee, and the continuous review of compensation levels for all executive officers of LSB by the Stock Option and Compensation Committee, it is difficult to imagine how separating the roles of Chairman and CEO would further, in any significant way, the objective sought by the Proposal. Accordingly, and for all of the above stated reasons, LSB believes that the Proposal is excludable under Rule 14a-8(i)(10).

Conclusion

For all of the reasons set forth above, LSB respectfully submits that it may properly omit the Proposal from its 2005 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if LSB so omits the Proposal.

Sincerely,

David E. Johnston bac

David E. Johnston

cc: Mr. Robert F. Lowe (w/enclosures)
Mr. John K. Moore (w/enclosures)

Exhibit A

(See Attached)

Rec'd
11-18-04

▲ MOORE COMPANIES

200 Providence Road
Post Office Box 35261
Charlotte, NC 28235
Phone: 704-3321546
Fax: 704-332-5406

November 16, 2004

Mr. Robert F. Lowe
Chief Executive Officer
One LSB Plaza
Lexington, North Carolina 27292

Dear Mr. Lowe:

Enclosed please find a shareholder proposal that I am submitting under the SEC's shareholder proposal rules and which I intend to offer at the 2005 Annual Meeting. I have continuously owned well over $2,000 in market value of LSB Bancshares common stock for over a year and will own those securities through the date of the 2005 Annual Meeting. A written confirmation of my ownership from my broker is also enclosed.

Yours truly,

John K. Moore

John K. Moore

PROPOSAL

RESOVLVED, that the shareholders of LSB BANCSHARES, INC. (the "Company"), urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent Director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

SUPPORTING STATEMENT

"The Board of Directors is elected by the shareholders to oversee management and its Chairman provides leadership for the Board. The Business Roundtable has noted that "the paramount duty of the board of directors is to select a Chief Executive Officer and to oversee the CEO and other senior management..."
The Business Roundtable, *Principles of Corporate Governance*, May 2002.

We believe that to be effective a board of directors must be led by a Chairman who is independent of management, for, in our opinion, having the same individual serve in both positions necessarily impairs the Chairman's ability to hold the CEO accountable.

The Conference Board recently issued a report on corporate governance. The Commission's members included John Snow, U.S. Treasury Secretary and Former Chairman of CSX Corporation; John Bogle, the Founder and former Chairman of Vanguard Group; Arthur Levitt Jr., former SEC Chairman; and former Federal Reserve System Chairman Paul Volcker. Its report stated:

> The Commission is profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEO's appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance...
>
> The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners a swell as other constituencies are being properly served. The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, Jan. 9, 2003.

The Report discussed three principal approaches to provide the appropriate balance between board and CEO functions, including:

The roles of Chairman and CEO would be performed by two separate individuals, and the Chairman would be one of the independent directors. The Commission recommends that each corporation give careful consideration, based on its particular circumstances, to separating the offices of the Chairman and Chief Executive Officer. The Commission believes that separating the positions of Chairman and CEO is fully consistent with the objectives of the [Sarbanes-

Oxley] Act, the proposed New York Stock Exchange listing requirements, and the proposed Nasdaq requirements, and that separating the roles of Chairman and CEO enhances implementation of the Act and stock exchange reforms.

Our Company's Chairman is also its CEO. We urge your support for this proposal to have an independent director serve as Chairman."

Independent Board Chairman

Vote FOR [Insert Designation of Proposal on Proxy Card]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: LSB Bancshares, Inc.
Incoming letter dated December 22, 2004

The proposal urges the board of directors to amend the by-laws to require that an independent director shall serve as chairman and that the chairman shall not concurrently serve as the chief executive officer.

There appears to be some basis for your view that LSB may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if LSB omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which LSB relies.

Sincerely,

Daniel Greenspan

Daniel Greenspan
Attorney-Advisor